September 1, 2015

VIA EDGAR

Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John Dana Brown, Attorney-Advisor
Mr. Donald E. Field, Attorney-Advisor

Re:	500.com Limited Form 20-F for Fiscal Year Ended December 31, 2014 Filed April 27, 2015 File No. 001-36206

Gentlemen:

Reference is made to the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2015 (the “Comment Letter”), with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-36206) of 500.com Limited, a company organized under the laws of the Cayman Islands (the “Company”), and the letter from Simpson Thacher & Bartlett, dated August 31, 2015, responding on behalf of the Company to the Staff’s comment contained in the Comment Letter.

Pursuant to the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions in connection with this filing, please contact me at 86-0755-89670323.

Very truly yours,

/s/ Min Yu
Min Yu Chief Financial Officer